Exhibit 99.2

Madison Minerals Inc.

Consolidated Financial Statements

October 31, 2011

DAVIDSON & COMPANY LLP	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Madison Minerals Inc.

We have audited the accompanying consolidated financial statements of Madison Minerals Inc. which comprise the consolidated balance sheets as at October 31, 2011 and 2010 and the consolidated statements of operations, deficit and accumulated other comprehensive loss and cash flows for the years ended October 31, 2011, 2010 and 2009, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Madison Minerals Inc. as at October 31, 2011 and 2010 and the results of its operations and its cash flows for the years ended October 31, 2011, 2010 and 2009 in accordance with Canadian generally accepted accounting principles

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Madison Minerals Inc.’s ability to continue as a going concern.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

February 23, 2012

MADISON MINERALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
AS AT OCTOBER 31

	2011	2010
ASSETS

Current
Cash	$472,945	$307,056
Marketable securities (Note 4)	11,560	20,230
Receivable from joint venture partner (Note 6)	2,180	5,567
Receivables	77,027	63,116
Prepaid expenses and deposits	9,482	9,482

	573,194	405,451
Fixtures and equipment (Note 5)	20,811	33,753
Reclamation deposits	9,283	14,286
Mineral property (Note 6)	-	7,833,765

	$603,288	$8,287,255

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$282,040	$180,235

Shareholders' equity
Capital Stock (Note 7)
Authorized
Unlimited common shares without par value
Issued
40,906,727 (2010 – 37,406,727) common shares	68,673,644	68,278,644
Contributed surplus (Note 7)	3,658,614	3,658,614
Accumulated other comprehensive loss	(17,340)	(8,670)
Deficit	(71,993,670)	(63,821,568)

	321,248	8,107,020

	$603,288	$8,287,255

Nature and continuance of operations (Note 1)
Commitments (Note 13)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

	2011		2010		2009

EXPENSES
Accounting and audit	$46,983		$64,247		$57,670
Amortization	12,942		12,942		12,942
Filing fees	15,287		12,306		14,547
Insurance	7,500		1,875		1,502
Legal fees	34,990		36,697		30,723
Miscellaneous property expenditures	18,554		12,157		34,528
Office and rent	2,083		1,744		40,664
Public relations	480		864		24,221
Salaries and benefits	84,949		81,878		198,384
Shareholder information	1,385		2,038		1,655
Transfer agent fees	11,758		10,694		8,537
Travel	-		-		568

	(236,911)		(237,442)		(425,941)
OTHER INCOME (EXPENSES)
Write-off of mineral property (Note 6)	(7,933,976)		-		(43,365)
Write-down of marketable securities (Note 4)	-		-		(35,216)
Foreign exchange loss	(4,006)		(5,305)		(27,181)
Interest earned	2,119		941		3,187
Project management fees (Note 6)	672		2,091		11,656

	(7,935,191)		(2,273)		(90,919)

Loss for the year	(8,172,102)		(239,715)		(516,860)

Unrealized gain (loss) on marketable securities (Note 4)	(8,670)		(2,890)		10,115

Comprehensive loss for the year	$(8,180,772)	$	(242,605)	$	(506,745)

Basic and diluted loss per common share	$(0.21)		$(0.01)		$(0.01)

Weighted average number of common shares outstanding	39,487,549		37,406,727		35,453,255

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF DEFICIT AND ACCUMULATED OTHER COMPREHENSIVE LOSS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

		2011		2010		2009

STATEMENT OF DEFICIT

Balance, beginning of year		$(63,821,568)		$(63,581,853)		$(63,064,993)
Loss for the year		(8,172,102)		(239,715)		(516,860)

Balance, end of year		$(71,993,670)		$(63,821,568)		$(63,581,853)

STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE LOSS

Balance, beginning of year	$	(8,670)	$	(5,780)	$	(15,895)
Unrealized gain (loss) on marketable securities (Note 4)		(8,670)		(2,890)		10,115

Balance, end of year	$	(17,340)	$	(8,670)	$	(5,780)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
YEAR ENDED OCTOBER 31

		2011		2010		2009

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the year	$	(8,172,102)	$	(239,715)	$	(516,860)
Items not affecting cash:
Amortization		12,942		12,942		12,942
Write-down of marketable securities		-		-		35,216
Write-off of mineral property		7,933,976		-		43,365

Changes in non-cash working capital items:
Decrease (increase) in receivables		(13,911)		(6,955)		50,939
Increase in prepaid expenses and deposits		-		(5,625)		-
Increase (decrease) in accounts payable and accrued liabilities		109,155		61,448		(1,291)

Net cash used in operating activities		(129,940)		(177,905)		(375,689)

CASH FLOWS FROM FINANCING ACTIVITIES
Advances from joint venture partner		3,387		52,233		237,047
Proceeds from issuance of capital stock		395,000		-		295,450
Share issuance costs		-		-		(17,094)

Net cash provided by financing activities		398,387		52,233		515,403

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties		(107,561)		(103,466)		(178,116)
Reclamation deposits		5,003		-		(7,274)
Purchase of fixtures and equipment		-		-		(309)

Net cash used in investing activities		(102,558)		(103,466)		(185,699)

Change in cash		165,889		(229,138)		(45,985)

Cash, beginning of year		307,056		536,194		582,179

Cash, end of year		$472,945		$307,056		$536,194

Supplemental disclosure with respect to cash flows (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

1.	NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia and is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves that are economically recoverable. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, transfers or native land claims, and title may be affected by undetected defects.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has a history of losses and no source of revenue. The continuing operations of the Company are dependent upon its ability to continue to raise adequate funding and to commence profitable operations in the near future. These financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Management has undertaken available cost cutting measures and is monitoring the Company’s cash flow. Until such time as the Company may decide to raise, and succeed in raising, additional equity capital it intends to restrict its cash operating costs and investment in mineral properties to a low level, conforming to funds available.

As at October 31	2011	2010

Working capital	$291,154	$225,216
Deficit	(71,993,670)	(63,821,568)

2.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

All significant inter-company transactions and balances have been eliminated upon consolidation.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Use of estimates

The preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, stock-based compensation, asset retirement obligations, the useful lives estimate for fixtures and equipment and the application of a valuation allowance against future income tax assets. Actual results could differ from those reported.

Marketable securities

The Company’s holdings of marketable securities are accounted for as available-for-sale financial instruments and are measured at fair value, with revaluation gains and losses included in other comprehensive income until the related assets are removed from the balance sheet.

Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized by property. If economically recoverable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. When a property is abandoned, all related costs are written off to operations. If, after management review, it is determined that the carrying amount of a mineral property is impaired, that property is written down to its estimated net realizable value. A mineral property is reviewed for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Fixtures and equipment

Fixtures and equipment are recorded at cost less accumulated amortization, which is provided for using the straight line method at the following annual rates:

Leasehold improvements	Straight line over life of lease
Furniture and fixtures	Straight line over five years
Computer equipment	Straight line over five years
Office equipment	Straight line over five years

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made. The carrying amount of the related long-lived asset is increased by the same amount as the liability.

Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease to the carrying amount of the liability and the related long-lived asset.

The Company does not have any significant asset retirement obligations.

Foreign currency translation

Foreign operations are integrated and translated using the temporal method, whereby monetary assets and liabilities are translated at year-end exchange rates, non-monetary assets and liabilities are translated at rates prevailing at the respective transaction dates, and revenue and expenses, except for amortization, are translated at rates approximating those in effect at the transaction dates. Translation gains and losses are reflected in the loss for the year.

Monetary accounts of the Company denominated in foreign currency are translated at the year-end exchange rates. Exchange gains and losses on translation are recognized in the year they arise.

Income taxes

Future income taxes are recorded using the asset and liability method, whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based compensation

The fair value of stock options granted is determined using the Black-Scholes option pricing model and recorded as stock-based compensation expense over the vesting period of the stock options. Any consideration paid on the exercise of stock options is credited to capital stock.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

2.	SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Earnings (loss) per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method, the dilutive effect on earnings (loss) per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive. At October 31, 2011, 2010 and 2009, the total number of potentially dilutive shares excluded from earnings (loss) per share was 4,450,000, 3,622,449 and 4,247,159 respectively. Basic earnings (loss) per share is calculated using the weighted average number of common shares outstanding during the year.

Financial instruments – recognition and measurement

All financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments, and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: 1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; 2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and 3) all derivative instruments, including embedded derivatives, are recorded in the balance sheet at fair value unless they qualify for the normal sale-normal purchase exemption, and changes in their fair value are recorded in income unless cash flow hedge accounting is used, in which case changes in fair value are recorded in other comprehensive income.

The Company classified its cash as held-for-trading, its marketable securities as available-for-sale, and its receivable from joint venture partner and receivables as loans and receivables. Accounts payable and accrued liabilities are classified as other financial liabilities and measured at amortized cost.

Comprehensive income

Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in other comprehensive income, but excluded from net income. This would include holding gains and losses from financial instruments classified as available-for-sale.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

3.	CHANGES IN ACCOUNTING POLICIES

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008 the AcSB announced that publicly-listed companies are to adopt IFRS, replacing Canadian GAAP, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the Company will commence reporting under IFRS for its fiscal year commencing November 1, 2011, and will present its first IFRS-based financial statements for its fiscal quarter ending January 31, 2012. Those statements will require comparative amounts determined under IFRS for the prior fiscal year period, which in turn will require the restatement to conform to IFRS of the Company’s balance sheets at October 31, 2010 and 2011.

4.	MARKETABLE SECURITIES

At October 31, 2011 the Company’s holdings of marketable securities consisted of 289,000 shares of Lund Gold Ltd. (“Lund”), a company related by having a number of directors in common. At October 31, 2009 the fair value was $23,120 with an increase in fair value of $10,115 credited to the statement of accumulated other comprehensive loss. At October 31, 2010 the fair value was $20,230 with the decrease in fair value of $2,890 charged to the statement of accumulated other comprehensive loss. At October 31, 2011 the fair value was $11,560 with the decrease in fair value of $8,670 charged to the statement of accumulated other comprehensive loss.

The Company also holds 3,521,648 shares of Buffalo Gold Ltd. (“Buffalo”), a company whose shares no longer are listed on any quoted market. Accordingly, the carrying value was reduced to $nil in fiscal 2009 resulting in a writedown of $35,216 in fiscal 2009.

5.	FIXTURES AND EQUIPMENT

		2011			2010

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value
Leasehold improvements	$52,185	$35,346	$16,839	$52,185	$24,909	$27,276
Furniture and fixtures	8,613	5,880	2,733	8,613	4,157	4,456
Computer equipment	2,289	1,564	725	2,289	1,106	1,183
Office equipment	1,622	1,108	514	1,622	784	838

	$64,709	$43,898	$20,811	$64,709	$30,956	$33,753

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

6.	MINERAL PROPERTY

Lewis
Property,
Nevada

Balance, October 31, 2009	$7,723,407

Advance royalty	44,369
Assays	8,665
Contractors and geological staff	15,088
Land, legal and insurance	42,236

110,358

Balance, October 31, 2010	7,833,765

Advance royalty	41,169
Assays	7,263
Land, legal and insurance	51,779

100,211

7,933,976

Write-off of mineral property	(7,933,976)

Balance, October 31, 2011	$-

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

6.	MINERAL PROPERTY (cont'd …)

Lewis Property, Nevada

The Company and Great American Minerals, Inc. (“GAM”) entered into an exploration and option to purchase agreement with Victory Exploration Inc. dated May 29, 2002 (the “Lewis Agreement”) to jointly acquire a 100% interest in the Lewis Property, located in Lander County, Nevada.

The Company and GAM also entered into a joint venture letter agreement dated May 23, 2002 (the “GAM Agreement”) whereby the Company acquired a 60% interest in the Lewis Agreement and the Company and GAM elected to participate in the further exploration and development of the Lewis Property on a 60/40 joint venture basis.

On March 29, 2006, the Company and GAM entered into an “Exploration, Development, and Mine Operating Agreement” and are proceeding with further exploration and development of the Lewis Property on a 60/40 basis as the Phoenix Joint Venture (the “Venture”). Under the Venture, the Company is the project manager and as a result, the Company will recover certain exploration expenditures from GAM as well as charging a project management fee to offset certain administrative expenses. In 2007, GAM was acquired by Golden Predator Corp. (formerly Golden Predator Royalty and Development Corp.), a publicly traded company trading on the Toronto Stock Exchange.

On December 27, 2007 the parties to the Venture exercised their option to purchase the Lewis Property by making a cash payment of USD $2,000,000 together with the first payment of the advance royalty in the cash amount of USD $60,000. These payments were funded by the Company as to 60 percent and recorded as acquisition costs of $1,206,720 and advance royalty cost of $36,202, and by GAM as to 40 per cent.

As at October 31, 2011, GAM owed $2,180 (2010 – $5,567) to the Company, in its capacity as the project manager, for exploration and management costs incurred on the project. This amount was subsequently paid.

The Lewis Property is subject to a 5% gross royalty on gold or silver produced and a 4% net smelter returns royalty on all other metals. These royalties are subject to an annual advance minimum royalty of US$60,000, subject to annual escalation based upon a defined consumer price index (“CPI”), commencing on the exercise of the purchase option. These royalties can be purchased for the price of US$4,000,000 for a period of one year following the exercise of the purchase option, or thereafter for a price which increases by US$500,000 per annum each December 27 for a period of 35 years.

During the current fiscal year the Company recorded an impairment charge of $7,933,976 writing off all costs recorded in respect of the Lewis Property.

Subsequent to the balance sheet date, in December 2011 the parties made the required advance royalty payment in respect of calendar year 2011 of USD $73,160 of which the Company’s portion was USD $43,896.

Belencillo Property, Panama

The Company holds a 31.12% interest in the Belencillo exploration concession located in the Republic of Panama. Effective April 30, 2009 the Company recognized an impairment charge of the entire carrying cost of the project which was charged to the statement of operations.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

7.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number		Contributed
	of Shares	Amount	Surplus
Authorized:
An unlimited number of common shares without par value

Issued:
Balance as at October 31, 2008	35,437,076	$68,001,686	$3,657,216
Private placement	1,969,667	295,450	-
Share issue costs	-	(17,094)	-
Broker warrants	-	(1,398)	1,398
Elimination of fractional shares	(16)	-	-

Balance as at October 31, 2009 and 2010	37,406,727	68,278,644	3,658,614
Private placements	3,500,000	395,000	-

Balance as at October 31, 2011	40,906,727	$68,673,644	$3,658,614

Share issuance

In October 2009, the Company closed a private placement of 1,969,667 units at a price of $0.15 per unit to generate cash proceeds of $295,450, before cash commission to the agent of $4,006 and other share issue costs of $13,088. Each unit consisted of one share and one half share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.25 per share until October 29, 2010; this expiry date was later amended to October 31, 2011. An agent also received broker’s warrants entitling the purchase of up to 24,710 common shares of the Company on the same terms as the warrants described above; the expiry date was not extended and these agent’s warrants expired on October 29, 2010. The fair value of the broker warrants was estimated to be $1,398. The fair value was estimated using the Black-Scholes option pricing model with a risk-free interest rate of 1.34%, an expected life of one year, expected volatility of 159% and an expected dividend yield of 0.0%.

In March 2011, the Company closed a private placement of 2,500,000 units at a price of $0.11 per unit for cash proceeds of $275,000. Each unit consisted of one share and one full share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.15 per share until March 28, 2013.

In April 2011, the Company closed a private placement of 1,000,000 units at a price of $0.12 per unit for cash proceeds of $120,000. Each unit consisted of one share and one full share purchase warrant, every whole warrant entitling the purchase of one additional share of the Company at a price of $0.16 per share until April 14, 2013. No commissions or other share issue costs were incurred in respect of either of these 2011 placements.

Shareholder rights plan

The Company has in place a shareholder rights plan (the “Plan”) creating the potential for substantial dilution of an acquirer's position except with respect to a "permitted bid." The rights issuable to shareholders under the Plan entitle the holders, other than the acquiring person, to purchase an additional share at 50% of the market price, upon the occurrence of certain triggering events. The main such event is the acquisition of 20% or more of the common shares of the Company by an individual or several persons acting in concert in a transaction not approved by the board of directors. This plan, originally adopted with a ten-year term during 1998, was renewed in March 2008 with a further ten-year term expiring March 5, 2018.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

8.	STOCK OPTIONS

The Company has a rolling stock option plan that authorizes the board of directors to grant incentive stock options to directors, officers, consultants and employees, whereby a maximum of 10% of the issued common shares are reserved for issuance under the plan. Under the plan, the exercise price of each option may not be less than the market price of the Company’s shares at the date of grant. Options granted under the plan will have a term not to exceed five years and are subject to vesting provisions as determined by the board of directors of the Company.

As at October 31, 2011, the following stock options were outstanding and exercisable:

Number	Exercise
of Shares	Price	Expiry Date

200,000	$ 0.77	April 27, 2012
750,000	0.25	April 14, 2013

950,000

Stock option transactions are summarized as follows:

	2011		2010		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price
Outstanding,
beginning of year	2,637,616	$0.83	3,237,616	$0.76	3,372,616	$0.80
Granted	-	-	-	-	-	-
Cancelled/forfeited	(1,687,616)	1.10	(600,000)	0.44	(135,000)	1.83

Outstanding, end of year	950,000	$0.36	2,637,616	$0.83	3,237,616	$0.76

No stock options have been granted or vested in the most recent three fiscal years. Accordingly, there has been no stock-based compensation recognized.

Share compensation plan

The Company has a plan whereby the board of directors may at its discretion in any 12 month period allot and issue up to a maximum in the aggregate of 250,000 common shares to one or more officers, employees or consultants for providing extraordinary contributions to the advancement of the Company.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

9.	SHARE PURCHASE WARRANTS

As at October 31, 2011, the following share purchase warrants were outstanding and exercisable:

Number	Exercise
of Warrants	Price	Expiry Date

2,500,000	$ 0.15	March 28, 2013
1,000,000	0.16	April 14, 2013

3,500,000

Share purchase warrant transactions are summarized as follows:

	2011		2010		2009
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Warrants	Price	of Warrants	Price	of Warrants	Price
Outstanding,
Beginning of year	984,833	$0.25	1,009,543	$0.25	-	$-
Issued	3,500,000	0.15	-	-	1,009,543	0.25
Expired	(984,833)	0.25	(24,710)	0.25	-	-

Outstanding,
End of year	3,500,000	$0.15	984,833	$0.25	1,009,543	$0.25

The 1,009,543 warrants outstanding at October 31, 2009 were initially scheduled to expire on October 29, 2010. During fiscal 2010, the expiry date of 984,833 of these warrants was extended to October 31, 2011.

10.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following expenses with directors and with a professional services firm controlled by a director:

	2011	2010	2009

Legal fees	$30,100	$48,650	$55,260
Salaries and benefits	84,860	81,300	168,000

Legal fees and salaries and benefits have been expensed to operations, capitalized to mineral properties or recorded as share issue costs, based on the nature of the expenditure.

b)	At October 31, 2011, accounts payable and accrued liabilities included $233,660 (2010 - $120,700) due to directors and to a professional services firm controlled by a director of the Company.

These transactions are measured at the amount of consideration established and agreed to by the related parties.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

11.	INCOME TAXES

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2011		2010		2009

Loss for the year	$(8,172,102)	$	(239,715)	$	(516,860)

Expected income tax recovery	$2,193,000		$68,918		$155,922
Tax deductible share issue costs	-		17,681		33,251
Items not deductible for tax purposes and tax rate differences	876,000		(5,229)		(27,610)
Losses for which no tax benefit has been recognized	(3,069,000)		(81,370)		(161,563)

Total income tax recovery	$-		$-		$-

The significant components of the Company’s future income tax assets and liabilities are as follows:

	2011	2010

Future income tax assets (liabilities)
Mineral properties and equipment	$3,340,000	$895,881
Non-capital loss carry-forwards	1,812,000	1,311,181
Share issue costs and other	7,000	2,564

	5,159,000	2,209,626
Less: valuation allowance	(5,159,000)	(2,209,626)

	$-	$-

The Company has non-capital losses of approximately $4,700,000 available for deduction against future years’ taxable income in Canada and $2,300,000 in the United States. These losses, if unutilized, will expire through to 2031. Subject to certain restrictions, the Company has approximately $3,500,000 of resource expenditures in Canada and approximately $7,100,000 of resource expenditure in the United States available to reduce taxable income in future years. The future tax benefits which may arise as a result of these non-capital losses and other future income tax assets have not been recognized in these consolidated financial statements and have been offset by a valuation allowance.

12.	SEGMENT INFORMATION

The Company has one operating segment being the exploration of mineral properties located in the United States (Note 6). All fixtures and equipment are held in Canada (Note 5).

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

13.	COMMITMENTS

a)	The Company is committed to make lease payments for the rental of office space as follows. These commitments are shared with a second company, related by having certain directors in common:

Fiscal	2012	$ 239,707
	2013	141,239

b)	The Company is committed to certain advance royalty payments at the Lewis Property, as set out in Note 6.

14.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, marketable securities, receivable from joint venture partner, receivables, reclamation deposits and accounts payable and accrued liabilities. Cash is carried at fair value using a level 1 fair value measurement. The carrying values of receivable from joint venture partner, receivables, reclamation deposits and accounts payable and accrued liabilities approximate their fair values due to their immediate or short-term maturity. Marketable securities are recorded at fair value based on quoted market prices at the balance sheet date, which is consistent with level 1 of the fair value hierarchy.

The Company is exposed to a variety of financial risks by virtue of its activities, including foreign currency risk, liquidity risk, equity market risk, interest rate risk and credit risk. The Company’s objective with respect to financial instrument risk management is to minimize potential adverse effects on the Company’s financial position and performance. Management is responsible to the Board of Directors for establishing controls and procedures with the objectives that financial instrument risks are mitigated to acceptable levels.

Foreign currency risk

Foreign currency risk is the risk that the fair values of financial assets and liabilities denominated and for settlement in currencies other than the Canadian dollar (CAD) may fluctuate because of changes in foreign exchange rates. The Company holds a portion of its cash, receivables, reclamation deposits and accounts payable and accrued liabilities in United States dollars (USD). At October 31, 2011 the Company’s exposure to exchange rate changes for the USD was immaterial. To date the Company has elected not to hedge its USD exposures by futures or options strategies.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. At October 31, 2011 the Company held cash resources of $472,945 and had accounts payable and accrued liabilities of $282,040 and was able to meet its obligations as they became due. The Company has no regular cash flow from its operating activities. To continue to be able to meet its obligations as they become due, the Company will depend on management’s ability to raise the funds required through future equity financings. If such funds cannot be raised, the Company would be required to postpone or curtail its operating and investing activities. The Company manages its liquidity risk by forecasting cash flow requirements for its planned exploration and corporate activities and anticipating investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of annual budgets and of significant expenditures and commitments, and in monitoring the climate and opportunity for equity financings.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

14.	FINANCIAL INSTRUMENTS (cont’d…)

Equity market risk

The Company is exposed to equity price risk arising from its marketable securities classified as available-for-sale. The Company’s maximum exposure to equity price risk is the carrying value of its marketable securities.

Interest rate risk

The Company’s exposure to interest rate risk is not material. The nature of its financial instruments do not lead to any material risk that their fair values or future cash flows will fluctuate because of changes in market interest rates.

Credit risk

Credit risk is the risk of financial loss to the Company if a counter-party to a financial instrument fails to meet its contractual obligations. The Company has no material counter-parties to its financial instruments with the exception of the financial institutions which hold its cash deposits. The Company manages this credit risk by investing its cash in interest-bearing accounts at a major Canadian chartered bank. The Company’s material receivables consist primarily of sales tax receivables due from the federal government of Canada. Because of these circumstances, the Company does not believe it has a material exposure to credit risk.

15.	CAPITAL MANAGEMENT

The capital of the Company consists of the items included in shareholders’ equity. The Company manages its capital structure and makes adjustments to it based on the funds required by and available to the Company. The Company’s objective for capital management is to plan for the capital required to support the Company’s ongoing acquisition and exploration of its mineral properties and to provide sufficient funds for its corporate activities.

The Company’s mineral properties are in the exploration stage. As an exploration stage company, the Company is currently unable to self-finance its operations. The Company has historically relied on equity financings to finance operations. In order to carry out the Company’s planned exploration programs and to pay for administrative costs, the Company will spend its existing working capital and raise additional funds as required. The Company uses a planning and budgeting process to manage its capital requirements.

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions for the year ended October 31, 2011 consisted of the Company incurring mineral property expenditures of $nil (2010 – $7,350; 2009 – $458) through accounts payable.

The Company paid no interest nor income taxes in any of the years ended October 31, 2011, 2010 or 2009.

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Material variations in accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States (“U.S. GAAP”) are described and quantified below:

Balance sheets

		2011			2010

	Balance,			Balance,
	Canadian		Balance,	Canadian		Balance,
	GAAP	Adjustment	U.S. GAAP	GAAP	Adjustment	U.S. GAAP

Current assets	$573,194	$-	$573,194	$405,451	$-	$405,451
Mineral property	-	-	-	7,833,765	(6,294,921)	1,538,844
Reclamation deposits	9,283	-	9,283	14,286	-	14,286
Fixtures and equipment	20,811	-	20,811	33,753	-	33,753

	$603,288	$-	$603,288	$8,287,255	$(6,294,921)	$1,992,334

Current liabilities	$282,040	$-	$282,040	$180,235	$-	$180,235
Shareholders’ equity	321,248	-	321,248	8,107,020	(6,294,921)	1,812,099

	$603,288	$-	$603,288	$8,287,255	$(6,294,921)	$1,992,334

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

Loss for the year

		2011		2010		2009

Loss for the year – Canadian GAAP		$(8,172,102)	$	(239,715)	$	(516,860)
Exploration expenditures expensed under U.S. GAAP		(100,211)		(110,358)		(158,394)
Write-off of mineral property		6,395,132		-		43,365

Loss for the year - U.S. GAAP		(1,877,181)		(350,073)		(631,889)
Unrealized gain (loss) on marketable securities – Canadian GAAP and U.S. GAAP		(8,670)		(2,890)		10,115

Comprehensive loss - U.S. GAAP		$(1,885,851)	$	(352,963)	$	(621,774)

Basic and diluted loss per share - U.S. GAAP		$(0.05)		$(0.01)		$(0.02)

Cash flows

		2011		2010		2009

Cash flows from operating activities
Per Canadian GAAP	$	(129,940)	$	(177,905)		$(375,689)
Expenditures on mineral properties		(107,561)		(103,466)		(178,116)

Per U.S. GAAP	$	(237,501)	$	(281,371)	$	(553,805)

Cash flows from investing activities
Per Canadian GAAP	$	(102,558)	$	(103,466)	$	(185,699)
Expenditures on mineral properties		107,561		103,466		178,116

Per U.S. GAAP		$5,003		$-	$	(7,583)

MADISON MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
OCTOBER 31, 2011

17.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (cont'd…)

a)	Mineral properties

Mineral property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in Note 2. For U.S. GAAP purposes, mineral rights are considered tangible assets. Accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent development costs of the property would be capitalized. The capitalized costs of such properties would then be amortized using the unit of production method over the estimated life of the ore body based on proven and probable reserves and would be measured periodically for recoverability of carrying values.

(b)	United States accounting pronouncements not yet effective:

Share-based payments

In April 2010, the FASB provided an update to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation – Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability.

A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This standard is effective for years beginning after December 15, 2010, and for subsequent interim and annual reporting periods thereafter.

Fair value measurement and disclosures

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06 or the ASU). The ASU amends ASC 820 to require a number of additional disclosures regarding fair value measurements. Specifically, the ASU requires entities to disclose:

(a)	the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reason for these transfers;

(b)	the reason for any transfers in or out of Level 3;

(c)	information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis.

In addition to these new disclosure requirements, the ASU also amends ASC 820 to clarify certain existing disclosure requirements.

Except for the requirements to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all the amendments to ASC 820 made by ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009. The requirements to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements does not become effective until fiscal years beginning after December 15, 2010, including interim periods within those fiscal years.

On November 1, 2011 the Company transitioned from the current Canadian GAAP standards to IFRS and will not be required to provide a reconciliation note to United States GAAP in future financial statements. Accordingly, the Company does not expect the adoption of these standards to have a significant effect on the Company’s results of operations or financial position.

Madison Minerals Inc.	FORM 51-102F1

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE YEAR ENDED OCTOBER 31, 2011

Introduction and Overview

Madison Minerals Inc. is a junior mineral exploration company listed on the TSX Venture Exchange under the trading symbol “MMR” and on the U.S. OTC Bulletin Board under the symbol “MMRSF”. Madison’s current exploration focus is the Lewis Gold Project in the Battle Mountain District of Nevada.

Madison is in the business of the acquisition, exploration, exploration management and sale of mineral properties, with the primary aim of advancing them to a stage where they can be exploited at a profit. We do not currently have any producing properties and our current operations are exploratory searches for mineable deposits of minerals. The Lewis Gold Project has been Madison’s primary focus since 2005.

This MD&A is dated February 23, 2012 and discloses specified information up to that date. Madison is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Company’s adoption date for International Financial Reporting Standards (IFRS) is November 1, 2011; accordingly, these financial statements are prepared in accordance with generally accepted accounting principles applicable in Canada prior to the adoption of IFRS. They are expressed in Canadian dollars. The discussion and analysis should be read together with the consolidated financial statements for the year ended October 31, 2011 and related notes attached thereto (the “2011 Financial Statements”). Throughout this report we refer from time to time to “Madison”, “the Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Madison Minerals Inc. which is the reporting issuer in this document. We recommend that users read the “Cautionary Statement” on the last page of this document.

Overall Performance

The following summarizes the significant events and transactions in the Lewis project and our financing activities during and subsequent to the most recent fiscal year, November 2010 to October 2011, with emphasis on the three months August to October 2011. It should be noted that in March and April 2011 we completed two private placement financings generating gross proceeds of $395,000. These financings are the principal cause of our working capital position at the fiscal quarter end October 31, 2011 being $291,154 upon which we base our operations and activities for the fiscal year currently under way.

Lewis Gold Project, Nevada

During the fiscal year 2011, as in the prior year, the joint venture decided to minimize expenditures on the Lewis project, reflecting our uncertainty about market and financing conditions. Notably, however, we expended some $41,200 in December 2010 as our portion of the advance royalty payment for 2011, and some $51,700 in June 2011 as our portion of claim maintenance costs for the year. Including these two outlays, during the 2011 fiscal year we expended approximately $100,000 on our 60 per cent portion of JV costs. These costs are set out in Note 6 to the Financial Statements. Other than the advance royalty and claim maintenance payments, the principal other cost was for assay and storage costs associated with the Lewis claims.

Our December 2010 payment of the advance royalty for 2011 and our June 2011 claim maintenance payments indicate the intention of the joint venture partners to continue with our tenure and development of the Lewis Project. However, because the joint venture has not pursued any material levels of on-the-ground exploration during the Company’s 2009, 2010 and 2011 fiscal years, management made the determination that the carrying value was impaired. Accordingly, the carrying value for accounting purposes was fully written off and an impairment charge of $7,933,976 recognized.

It is important to note that management continues to regard the Lewis Project as a mineral property of merit and we continue to assess further stages of exploration and evaluation. It is the joint venture’s intention to continue our tenure of this project, as evidenced by the payment in December 2011 of USD $73,160 for the 2012 advance royalty, of which the Company’s share was USD $43,896. The joint venture also intends to maintain the tenure in good standing by making the requisite payments to U.S. and State of Nevada government authorities later this year.

Madison Minerals Inc.
Year ended October 31, 2011
Management Discussion and Analysis
Page 2 of 7

Other projects

There have been no significant changes to the information set out in Note 5 to our October 31, 2009 annual audited financial statements about the Belencillo project in Panama or the Mount Kare project in Papua New Guinea, both of which have been fully written off in prior years. This latter project remains in liquidation.

Comment on the nature of and presumption of continuance of our operations

As set out in Note 1 to the Financial Statements, our financial reporting assumes continuing operations in the normal course of business. We believe this presumption is supported by the current year’s financings set out in Note 7.

At this stage of development, Madison does not generate cash flow and consumes significant cash resources in carrying on its exploration business. Readers should note that in 2011 the Company has augmented its total cash resources by a net $165,889 as set out in the Statement of Cash Flows, and that as at October 31, 2011 the Company’s working capital was $291,154. This is of course attributable to the March and April financings, net of drawdowns arising from ongoing operating and investing activities.

Results of Operations – Selected Annual Information

The following table provides a brief summary of Madison’s financial operations. For more detailed information, refer to the 2011 Financial Statements.

	Year Ended	Year Ended	Year Ended
	October 31,	October 31,	October 31,
	2011	2010	2009
Total revenues	nil	nil	nil
Net income (loss) (1)	($8,172,102)	($239,715)	($516,860)
Basic and diluted earnings (loss) per share	($0.21)	($0.01)	($0.01)
Total assets	$603,288	$8,287,255	$8,461,520
Total long-term liabilities	nil	nil	nil
Cash dividends	nil	nil	nil
Note 1: Includes a non-cash charge of $7,933,976 on recognition of impairment of the Company’s interest in the Lewis Gold Project.

During the fiscal year ended October 31, 2011, total assets decreased to $0.6 million from $8.3 million at October 31, 2010, principally due to the writedown of the carrying value of our interest in the Lewis Gold Project. The net income or loss experienced by Madison is subject to wide variations arising from such matters as resource project write-downs and dispositions, and stock-based compensation; these factors are inherently subject to wide variation.

Madison’s management believes that the financial analysis of a resource exploration company is best focused on the Statement of Cash Flows. This statement demonstrates our ability to raise and maintain the necessary funding to pursue our exploration targets and to administer the company while doing so. For the year ended October 31, 2011 we increased our cash resources by $166,000 made up of the following: private placement financing proceeds of $395,000; $107,000 expended on the Lewis Gold Project; a net $3,000 collected from our joint venture partner; a $5,000 recovery of reclamation deposits; and $130,000 on operations. In the comparable 2010 period, we drew down cash resources by $229,000 made up of the following: $103,000 expended on the Lewis Gold Project; a net $52,000 collected from our joint venture partner; and $178,000 on operations.

In the 2011 fiscal year, the principal components of our expenditures on the Lewis Project were $41,000 for the advance royalty payment and $52,000 in land, legal and insurance costs. In the 2010 fiscal year, the principal components of our expenditures on the Lewis Project were $44,000 for the advance royalty payment and $42,000 in land, legal and insurance costs. Details of these costs are set out in Note 6 to the 2011 Financial Statements.

Madison Minerals Inc.
Year ended October 31, 2011
Management Discussion and Analysis
Page 3 of 7

Because of proceeds from the two financings completed in March and April 2011 as set out in Note 7, Madison concluded the 2011 fiscal year adequately funded, with a cash balance of $473,000, a commodity tax receivable of $77,000, and $282,000 in current liabilities. In December 2011 we paid out USD $43,896 as our share of the advance royalty on the Lewis Project for 2011, from our cash resources.

Administrative costs for 2011 were virtually unchanged from 2010. Accounting and audit costs reduced due to reduced costs of complying with U.S. Sarbanes-Oxley legislation; miscellaneous property expenditures, an inherently variable cost centre, increased slightly. Among “Other Income (Expenses)” items, there were no meaningful variances with the very material exception of the charge made on recognizing impairment of the carrying value of the Lewis Gold Project as set out in Note 6. Last year’s MD&A stated that we expected our general level of costs to reduce during fiscal 2011 as cost-saving measures were being put into effect, and we have achieved this. We expect costs in fiscal 2012 to be similar to or less than in 2011 as our cost-saving measures continue.

Results of Operations – Summary of Quarterly Results

	Three	Three	Three	Three	Three	Three	Three	Three
	Months	Months	Months	Months	Months	Months	Months	Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	October 31,	July 31,	April 30,	January 31,	October 31,	July 31,	April 30,	January 31,
	2011	2011	2011	2011	2010	2010	2010	2010
Total assets	$603,288	$3,962,562	$8,573,440	$8,275,964	$8,287,255	$8,296,762	$8,304,797	$8,405,901
Resource properties	nil	3,350,000	7,891,393	7,893,042	7,848,051	7,810,421	7,804,556	7,794,305
Working capital	291,154	335,530	436,180	138,983	225,216	304,448	384,127	454,193
Shareholders’ equity	321,248	3,709,576	8,354,855	8,062,542	8,107,020	8,151,857	8,228,907	8,291,957
Revenues	nil	nil	nil	nil	nil	nil	nil	nil
Net income (loss)	(3,385,438)	(4,645,279)	(96,907)	(44,478)	(47,727)	(74,160)	(64,495)	(53,333)
Earnings (loss) per share	(0.10)	(0.11)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)

Discussion of quarterly results

The operating results of junior exploration companies typically demonstrate wide variations from period to period. These variances arise from fluctuations in such costs as stock-based compensation, exploration costs expensed or written down, professional and consulting fees, transfer and filing fees, public relations costs and general office expense. Management of Madison does not believe that much meaningful information about our operations can be derived from an analysis of quarterly fluctuations in more detail than presented in the quarterly and annual financial statements. Commencing two years ago, the Company established a program of reducing general and administrative costs, in keeping with reduced funding balances and diminishing levels of exploration activity on the Lewis gold project. This has resulted in significant reductions across most major cost centres. Recent quarter-by-quarter costs are now stabilizing at relatively modest levels. Operating expenses for the quarter ended October 31, 2011 were $44,854 compared to $49,492 in the prior fiscal year’s fourth fiscal quarter. The decrease is principally attributable to a decrease in legal costs, an inherently variable cost centre, and in accounting and audit costs, again attributable to decreased costs of complying with U.S. Sarbanes-Oxley legislation.

The significant changes in Madison’s key financial data over the eight quarters scheduled above are attributed principally to exploration expenditures on the Lewis Property in Nevada, to the material write-down recognized in the current year, to administrative effort in support of the project, and to financings carried out.

Results of Operations – Discussion of fourth fiscal quarter

Fourth quarter operating expenses were generally similar to those experienced in the other three fiscal quarters, and as in the previous year’s fourth quarter they were somewhat lower than the average for the first three fiscal quarters. Reductions in the fourth quarter occurred principally in legal costs, an inherently variable cost centre, and in accounting and audit costs, due to reduced costs in fiscal 2011 in complying with U.S. Sarbanes-Oxley legislation.

Madison Minerals Inc.
Year ended October 31, 2011
Management Discussion and Analysis
Page 4 of 7

Liquidity

Based on its period-end working capital of $291,000, Madison has sufficient funds to meet its general and administrative expenses and its share of the probable costs of maintaining tenure on the Lewis Property for the current fiscal year. Programs and budgets for 2012 for the Lewis Property will conform to the funds available. The two financings completed in March and April 2011 confirm our ability to finance under current market conditions.

Capital Resources

At October 31, 2011 and to the date of this report, Madison has a reasonable cash and working capital position. To fulfill the advance royalty commitment at the fifth anniversary, a payment of approximately USD $44,000 will be required in December 2012. The Company and the joint venture have no commitments for capital expenditures. The Company has a non-capital commitment for the lease of rental office space as set out in Note 13 to the 2011 Financial Statements. The Company has applied for a mineral claim tax refund of USD $30,600, of which its joint venture share is USD $18,360, in respect of certain taxes paid to the State of Nevada in a prior year which have been ruled by the courts of Nevada to be unconstitutional.

Related Party Transactions

During the year ended October 31, 2011, Madison accrued salaries and benefits of $72,860 to Chet Idziszek, the Chairman of the Board and Chief Executive Officer for executive management services, paid or accrued a director’s fee of $6,000 to each of directors Vivian Danielson and Robert Sibthorpe, and accrued $30,100 to a law firm controlled by J. G. Stewart, Corporate Secretary and a Director, for legal services. As at October 31, 2011, accounts payable and accrued liabilities included $144,910 due to Mr. Idziszek for accrued unpaid salary, $78,750 to Mr. Stewart’s law firm for accrued and unbilled legal fees, and $5,000 to each of directors Sibthorpe and Danielson for accrued directors’ fees. These transactions are in the normal course of operations and are measured at the amount of consideration established and agreed to by the Company and the related parties.

Accounting Standards

As set out in the section immediately following, effective November 1, 2011 the Company adopted International Financial Reporting Standards (“IFRS”) for its fiscal year currently in progress.

Adoption of IFRS

As described in Note 3 to the 2011 Financial Statements, 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Madison Minerals Inc. will publish its first financial statements under IFRS for its interim fiscal quarter ending January 31, 2012. Those statements will include comparative amounts, determined under IFRS, from our prior fiscal year ended October 31, 2011; in order to provide this comparative information, we will need to restate our balance sheets under IFRS as at November 1, 2010 and October 31, 2011 as part of the preparation of the January 2012 disclosure. The Company has completed an IFRS implementation plan to prepare for this transition.

Principal accounting policies assessed were:

  Exploration and development expenditures;

  Property, plant and equipment (measurement and valuation);

  Provisions, including asset retirement obligations and possible impairment;

  Stock-based compensation;

  Accounting for joint ventures;

  Accounting for income taxes; and

  First-time adoption of International Financial Reporting Standards (IFRS 1).

Madison Minerals Inc.
Year ended October 31, 2011
Management Discussion and Analysis
Page 5 of 7

Other elements of the Company’s IFRS implementation plan have also been addressed, including the implication of changes to accounting policies and processes; financial statement note disclosures; information technology; internal controls; contractual arrangements; and employee training.

The Company has determined that it does not expect any significant changes to its balance sheet, statement of operations or statement of cash flows arising from adopting IFRS. A new statement, called the statement of changes in equity, will become part of our financial statements under IFRS. We expect to rename the balance sheet “statement of financial position”.

Financial Instruments

Madison’s material financial instruments consist of cash, marketable securities, receivables (including amounts receivable from our joint venture partner), reclamation deposits, and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that we are not exposed to significant interest, currency or credit risks arising from these financial instruments. Cash is carried at fair value using a level 1 fair value measurement. The fair value of our other financial instruments is approximately equal to their carrying values due to short maturity terms or, in the case of marketable securities, readily available active market prices. As at October 31, 2011, of our total current assets of $573,194 the amount of $14,026 or 2.5 per cent represented the translated value of U.S. dollar bank holdings and a U.S. dollar receivable, exposing the Company, on an accounting basis, to a modest foreign exchange risk. At October 31, 2011 we did not have material payable balances denominated in U.S. dollars. Madison has to date not entered into the use of derivative instruments or foreign exchange contracts to hedge against gains or losses arising from foreign exchange fluctuations. Our marketable securities are measured at fair value based on quoted market prices, using the closing bid price at the balance sheet date. This is consistent with level 1 of the fair value hierarchy described in Note 14 to our annual audited financial statements.

Risk Factors

The following is a brief summary of certain risk factors for which adverse occurrences may have a material impact on the Company’s future financial performance. The factors set out below represent only those risks which in management’s judgment constitute the most serious risk threats.

Risks of the Company’s exploration efforts failing to establish a viable mining project

The Company is engaged in the business of acquiring interests in mineral properties in the hope of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realise any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. In exploring its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Technical considerations, delays in obtaining governmental approvals, inability to obtain financing or other factors could cause delays in exploring properties. Such delays could materially adversely affect the financial performance of the Company.

Risks to investors of significant fluctuations in share prices and share price volatility

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies, particularly junior mineral exploration companies like the Company, have experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the per share price of the Company's common stock fluctuated from a high of $0.22 to a low of $0.07 in the period beginning November 1, 2009 and ending on the date of this report. It is probable that such price fluctuations will continue to occur, and there can be no assurance that the market price for the Company’s shares will improve from current valuations.

Madison Minerals Inc.
Year ended October 31, 2011
Management Discussion and Analysis
Page 6 of 7

Risks of failing to meet additional substantial funding requirements

The Company has not received cash flow from operations in the past and cash flow is not expected in the next few years to satisfy the Company’s operational requirements and cash commitments. In the past, the Company has relied on sales of equity securities to meet most of its cash requirements, together with management fees, property payments and sales or joint ventures of properties. There can be no assurance that funding from these sources will be sufficient in the future to satisfy operational requirements and cash commitments.

The Company presently has sufficient financial resources to undertake its share of the cost of the next phases of exploration on its Lewis Property for the coming year only if the scope of expenditure remains similarly modest as in fiscal 2010-2011, 2009-2010 and 2008-2009, a scope which is significantly reduced from that which was conducted in the two financial years 2007-2008 and 2006-2007. Further significant exploration programs, if adopted in the current or future years, will require additional financing to proceed. The exploration of the Company’s properties depends upon the Company’s ability to obtain financing through any or all of the joint venturing of projects, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit all or a portion of its interest in its properties or reduce or terminate its operations on such properties.

Statutory Disclosure

Important additional information about Madison, including previous financial statements, news releases and material change reports, is available on the SEDAR website – www.sedar.com.

Disclosure by venture issuer without significant revenue

Analyses of the material components of Madison’s general and administrative expenses and of the material components of the acquisition and deferred exploration costs of our mineral properties for the current fiscal year to date are provided in the financial statements to which this MD&A relates. The largest components of the comparative general and administrative expenses between fiscal 2010 and 2011 are reduced audit and accounting expense and increased “other” costs as set out on page 2 above.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value of which 40,906,727 were outstanding at October 31, 2011 and as at the date hereof.

At October 31, 2011 and the date of this report Madison had 950,000 incentive stock options outstanding as set out in Note 8 to the 2011 Financial statements, exercisable at prices ranging from $0.25 to $0.77 per share for terms expiring between April 27, 2012 and April 14, 2013.

At October 31, 2011 and the date of this report Madison had 3,500,000 share purchase warrants outstanding as set out in Note 9 to the 2011 Financial Statements, exercisable at prices ranging from $0.15 to $0.16 per share for terms expiring in March and April 2013.

Vancouver, British Columbia	ÐÑÐÑÐÑ	February 23, 2011

[We recommend that users read the Cautionary Statement on the following page.]

Madison Minerals Inc.
Year ended October 31, 2011
Management Discussion and Analysis

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, and (ii) estimates of stock-based compensation expense. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price and other volatility in the financial markets and in the mineral commodities we seek, and operational and political risks. We recommend that users of this document do not place undue reliance on forward-looking statements.